July 20, 2009

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Everest Reinsurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 033-71652

Dear Mr. Rosenberg:

The following is in response to your letter dated July 7, 2009 to Mr. Joseph V. Taranto. In connection with this response, Everest Reinsurance Holdings, Inc. (Company) acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the staff’s comments followed by the Company’s response in bold print.

Financial Statements

Note 2 – Investments, page F-10

1.	In order to improve the transparency of your mortgage-backed securities, please consider including the following disclosures herein or elsewhere in the filing, as appropriate:

•	The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage- backed securities and the related respective unrealized losses on these investments;
•

The level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired; and

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

•	A table of mortgage-backed securities by origination year that provides credit rating at origination and currently.

Response:

Starting with the second quarter 2009 Form 10-Q filing, the Company will expand the investment tables in Note 2-Investments to provide a further breakdown of the mortgage and other asset backed securities. The additional categories for mortgage-backed securities will include U.S. agency, non-U.S. agency and commercial mortgage backed securities (CMBS) as well as other asset backed securities. Solely for the purposes of responding to the staff’s comments, the expanded tables for December 31, 2008 would have appeared as follows (the December 31, 2007 tables are not included for this presentation):

The amortized cost, market value, and gross unrealized appreciation and depreciation of available for sale, market value fixed maturity and equity security investments are as follows for the period(s) indicated:

	At December 31, 2008
	Amortized	Unrealized	Unrealized	Market
(Dollars in thousands)	Cost	Appreciation	Depreciation	Value
Fixed maturities - available for sale
U.S. Treasury securities and obligations of
U.S. government agencies and corporations	$ 139,776	$ 15,456	$ -	$ 155,232
Obligations of U.S. states and political subdivisions	3,846,754	113,885	(164,921)	3,795,718
Corporate securities	482,533	18,404	(64,620)	436,317
Asset-backed securities	13,795	7	(4,441)	9,361
Mortgage-backed securities
Commercial	6,516	-	(1,067)	5,449
Agency residential	170,299	4,838	(33)	175,104
Non-agency residential	54,816	-	(18,252)	36,564
Foreign government securities	467,935	32,538	(7,776)	492,697
Foreign corporate securities	428,059	6,602	(29,247)	405,414
Total fixed maturities	$ 5,610,483	$ 191,730	$ (290,357)	$ 5,511,856
Equity securities	$ 15	$ 1	$ -	$ 16

The amortized cost and market value of fixed maturities are shown in the following table by contractual maturity. Mortgage and asset backed securities generally are more likely to be prepaid than other fixed maturities. As the stated maturity of such securities may not be indicative of actual maturities, the totals for mortgage and asset backed securities are shown separately.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

	At December 31, 2008
	Amortized	Market
(Dollars in thousands)	Cost	Value
Fixed maturities – available for sale
Due in one year or less	$ 293,575	$ 286,141
Due after one year through five years	951,147	976,704
Due after five years through ten years	1,152,818	1,161,999
Due after ten years	2,967,517	2,860,534
Asset-backed securities	13,795	9,361
Mortgage-backed securities
Commercial	6,516	5,449
Agency residential	170,299	175,104
Non-agency residential	54,816	36,564
Total	$ 5,610,483	$ 5,511,856

The tables below display the aggregate market value and gross unrealized depreciation of fixed maturity securities, by security type and maturity type, in each case subdivided according to the length of time that individual securities had been in a continuous unrealized loss position for the periods indicated:

	Duration by security type of unrealized loss at December 31, 2008
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Market Value	Depreciation	Market Value	Depreciation	Market Value	Depreciation
Fixed maturity securities
U.S. government
agencies and authorities	$ -	$ -	$ -	$ -	$ -	$ -
States, municipalities
and political subdivisions	1,471,807	(146,292)	176,555	(18,629)	1,648,362	(164,921)
Foreign governments	79,063	(7,715)	2,759	(61)	81,822	(7,776)
Corporate securities	189,385	(42,278)	97,407	(22,342)	286,792	(64,620)
Foreign corporate securities	167,132	(13,702)	67,537	(15,545)	234,669	(29,247)
Asset-backed securities	4,230	(62)	3,983	(4,379)	8,213	(4,441)
Mortgage-backed securities
Commercial	2,474	(450)	2,974	(617)	5,448	(1,067)
Agency residential	3,291	(29)	466	(4)	3,757	(33)
Non-agency residential	-	-	36,171	(18,252)	36,171	(18,252)
Total fixed maturities	$ 1,917,382	$ (210,528)	$ 387,852	$ (79,829)	$ 2,305,234	$ (290,357)

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

	Duration by maturity type of unrealized loss at December 31, 2008
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Market Value	Depreciation	Market Value	Depreciation	Market Value	Depreciation
Fixed maturity securities
Due in one year or less	$ 87,124	$ (8,412)	$ 22,024	$ (1,516)	$ 109,148	$ (9,928)
Due after one year through five years	198,004	(10,813)	52,705	(5,676)	250,709	(16,489)
Due after five years through ten years	145,943	(10,767)	85,396	(17,662)	231,339	(28,429)
Due after ten years	1,476,316	(179,995)	184,133	(31,723)	1,660,449	(211,718)
Asset-backed securities	4,230	(62)	3,983	(4,379)	8,213	(4,441)
Mortgage-backed securities	5,765	(479)	39,611	(18,873)	45,376	(19,352)
Total	$ 1,917,382	$ (210,528)	$ 387,852	$ (79,829)	$ 2,305,234	$ (290,357)

The expanded Duration by security type of unrealized loss at December 31, 2008 table above reflects that the only significant unrealized losses in the mortgage-backed portfolio relate to the non-agency subclass with an unrealized loss of $18.3 million. The majority of this unrealized loss, $17.9 million, relates to an individual security. This mortgage-backed structured security had a book value at December 31, 2008 of $50.5 million and a corresponding market value of $32.6 million, indicating a market price of 64.7. This investment is part of a $945 million 2006 vintage mortgage-backed securities trust and the Company’s investment is in a senior level tranche. At the time of issuance, the tranche had excess credit coverage of 9.78% and this coverage has actually improved to a current level of 10.46%. In addition, the accumulated losses on the structure are less than .28%. Thus, the fair value reflects anticipated performance and no adverse cash flow performance. From a ratings perspective, the security was originally rated Aaa by Moody’s and AAA by Fitch. The current Moody’s rating is A2 and the Fitch rating has remained AAA. The decline in market value of this security is driven by the overall illiquidity in the mortgage markets resulting from the decline in housing values and the poor performance of sub-prime mortgages. However, the credit fundamentals of this particular security are basically unchanged since initial issuance, it is not backed by sub-prime mortgages and the Company has the ability and intent to continue to hold this security. The current market price of this investment is 73.44.

Due to the limited amount of unrealized losses on the overall mortgage-backed portfolio, coupled with the fact that one credit worthy security accounts for the majority of the unrealized loss, expanding the disclosure to include the comparative credit rating and cash flows for all securities does not appear to be warranted at this time. If unrealized losses were to increase and involve more securities, the Company will reconsider the need to disclose this additional information.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

2.

On Schedule 1 – Summary of Investments you disclose that all of your mortgage-backed investments were comprised of pass-through securities. Please clarify the nature of your mortgage-backed securities herein in Note 2 and elsewhere in the filing, as applicable, and disclose the extent that your mortgage-backed investments have a pass-through structure.

Response:

Starting with the December 31, 2009 Form 10-K, Schedule 1-Summary of Investments will be expanded for the mortgage and asset backed securities in the same manner as the expanded tables in Note 2-Investments as detailed in the response to comment 1. In addition, Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES section B. Investments, will be expanded in the following manner, starting with the June 30, 2009 Form 10-Q, to indicate that all of the Company’s asset and mortgage backed securities are pass-through securities:

...”Retrospective adjustments are employed to recalculate the values of asset-backed securities. All of the Company’s asset and mortgage backed securities have a pass-through structure. Each acquisition lot...”

3.	Please review your disclosures with respect to limited partnership investments as follows:

•	Provide a description of the limited partnerships investment strategy; and
•

Disclose how you determined that the fair value for your limited partnership investments approximates the value determined under the equity method of accounting given the significant decline in the market value of equity securities.

Response:

Starting with the June 30, 2009 Form 10-Q, the Company will expand the Consolidated Investment Results section of ITEM 7 to include an Investment Strategy section similar to the following:

Investment Strategy

Our principal investment objectives are to ensure funds are available to meet our insurance and reinsurance obligations and to maximize after-tax investment income while maintaining a high quality diversified investment portfolio. Considering these objectives, we view our investment portfolio as having two components: 1) the investments needed to satisfy outstanding liabilities and 2) investments funded by our stockholder’s equity.

For the portion needed to satisfy outstanding liabilities, we invest in taxable and tax-preferenced fixed income securities with an average credit quality of Aa2, as rated by Moody’s. Our mix of taxable and tax-preferenced investments is adjusted periodically, consistent with our current and projected operating results, market conditions, liability duration and our tax position. This fixed maturity

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

portfolio is externally managed by an independent, professional investment manager using portfolio guidelines approved by us.

The balance of our portfolio includes available for sale equity investments. Over the past few years, we had reallocated our equity investment portfolio to include: 1) publicly traded equity securities and 2) private equity limited partnership investments. The objective of this portfolio diversification was to enhance the risk-adjusted total return of the investment portfolio by allocating a prudent portion of the portfolio to higher return asset classes. We had limited our allocation to these asset classes because of 1) the potential for volatility in their values and 2) the impact of these investments on regulatory and rating agency capital adequacy models. As a result of the dramatic slowdown in the global economy and the liquidity crisis affecting the financial markets, we significantly reduced our exposure to public equities during the fourth quarter of 2008.

The Company’s limited partnership investments are comprised of limited partnerships that invest in public equities and limited partnerships that invest in private equities. Generally, the public equity limited partnerships are reported on a one month lag while the private equity partnerships are included in the financials on a quarter lag. All of the limited partnerships are required to report using fair value accounting per FAS 157. Therefore, the carrying value of our limited partnership investments is effectively, fair value. We receive annual audited and quarterly unaudited financial statements for all of the limited partnerships. We value our investments based in the values included in these periodic reports. If the Company becomes aware of an event that gives rise to a significant decline in value during the lag reporting period, the loss will be recorded in the period in which such decline is identified.

Starting with the June 30, 2009 Form 10-Q, the Company will add an additional paragraph to Note 2-Investments, as follows:

The Company reports results from limited partnership investments on the equity basis of accounting with changes in value reported through net investment income. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag. If the Company determines there has been a significant decline in value of a limited partnership during this lag period, a loss will be recorded in the period in which we identify the decline.

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

Note 4- Fair Value, page F-17

4.	Please revise your disclosure to provide more information about information obtained from your investment asset managers. Please include the following:

•	The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
•	Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
•

Describe the validation process performed by your investment asset managers to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. Discuss in what situations the investment asset managers obtain additional price quotes for verification.

Response:

For the Company’s fixed maturities-available for sale, at market value portfolio and fixed maturities available for sale at fair value, the investment managers obtain prices from nationally recognized pricing services. These services seek to utilize market data and observations in their evaluation process. They use pricing applications that vary by asset class and incorporate available market information. Because nearly all of our fixed maturities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, they use model processes, such as the Option Adjusted Spread model, to develop prepayment and interest rate scenarios for securities that have prepayment features.

Once these prices are received from the pricing service by the investment managers, an analytical review of the prices is performed and any questionable prices are referred back to the pricing service for price justification. The pricing service will consider the analysis and may or may not change their indicated price. In rare instances, if the manager is still not comfortable with a price from the pricing service, the manager may check the price with a broker. For securities priced by the pricing services, their final price is not altered by the investment manager, except in the rare instances where they obtain and use a broker price. Prices obtained from the pricing services are categorized as Level 2 in the fair value hierarchy.

For a very limited number of bonds, generally private placement structured securities, prices are not available from the national pricing services. In these instances and when the investment manager has opted for a broker price, the investment manager will request prices from brokers who provide a market for the type of security being priced. Once these prices are received, they are also subject to the same analytical reviews by the investment manager. Again, the manager may challenge the broker price and have a dialog with the broker; however, the final price will be provided by the

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

broker. Since the broker does not always provide the source of its information, these prices are categorized as Level 3 in the fair value hierarchy. For almost all of our fixed maturity securities, our investment manager obtains one indicative price which we use to record amounts in our financial statements. As indicated in Note 4, the total value of securities priced by brokers, $11.0 million is an insignificant part of the Company’s investment portfolio.

The equity securities at fair value are publicly traded securities on national exchanges. The prices are provided by the investment manager for this portfolio and are categorized as Level 1 in the fair value hierarchy.

The other invested assets at fair value represent common shares of our parent company. These shares are traded on the New York Stock Exchange and are valued at the closing price on the last business day of the reporting period. Accordingly, this investment is reported as Level 1 in the fair value hierarchy.

For all prices received from investment managers, the Company’s staff will randomly test the prices against a third party source. If there is any material discrepancy during this review, the Company will ask the investment manager for verification.

The Company’s disclosure related to prices received from asset managers will be expanded starting with the June 30, 2009 Form 10-Q as follows:

... The Company recorded $X.X million in net realized capital gains/losses due to fair value re-measurement on other invested assets and other invested assets for year-to-date June 30, 2009

The Company’s fixed maturities and equity securities are managed by third party investment asset managers. The investment managers obtain prices from nationally recognized pricing services. These services seek to utilize market data and observations in their evaluation process. They use pricing applications that vary by asset class and incorporate available market information and when fixed maturities do not trade on a daily basis the services will apply available information through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. In addition, they use model processes, such as the Option Adjusted Spread model, to develop prepayment and interest rate scenarios for securities that have prepayment features.

In limited instances where prices are not provided by pricing services or in rare instances when a manager may not agree with the pricing service, price quotes on a non-binding basis are obtained from investment brokers. The asset managers do not make any changes to prices received from either the pricing services or the brokers. In addition, the investment asset managers have procedures in place to review the reasonableness of the prices from the service providers and may request verification of the prices. In addition, the Company tests the prices on a random basis against an independent pricing source. In limited situations, where financial markets are inactive or illiquid,

Jim B. Rosenberg

United States Securities and Exchange Commission

July 20, 2009

the Company may use its own assumptions about future cash flows and risk-adjusted discount rates to determine fair value. The Company made no such adjustments at June 30, 2009.

Fixed maturities are categorized as Level 2...

Any questions concerning the above responses should be directed to the individual below at (908) 604-3359.

Sincerely,

/S/ KEITH SHOEMAKER

Keith Shoemaker

Vice President and Comptroller, Principal Accounting Officer

Everest Reinsurance Holdings, Inc.